September 26, 2013

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	ATMI, Inc. (“ATMI” or the “Company”)

Form 10-K for the Year Ended December 31, 2012 Filed February 22, 2013

Form 10-Q for the Period Ended June 30, 2013 Filed July 24, 2013

Response Dated September 9, 2013

File No. 1-16239

Dear Mr. O’Brien:

On September 9, 2013, ATMI filed, via Edgar, responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) dated August 27, 2013 (the “First Comment Letter”) regarding ATMI’s Form 10-K for the fiscal year ended December 31, 2012 and Form 10-Q for the fiscal quarter ended June 30, 2013. By letter dated September 17, 2013 the Commission staff provided additional comments related to each of these filings (the “Second Comment Letter”). Set forth below is ATMI’s response to the Second Comment Letter. We have noted your original comments of the Second Comment Letter in bold text to facilitate your review process, followed by our responses. We believe our answers are responsive to the staff’s comments.

However, if you should require additional information or have any additional questions, please contact me at (203) 207-9325, or David Ward at (203) 207-9318.

We also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Timothy C. Carlson
Timothy C. Carlson Executive Vice President, Chief Financial Officer and Treasurer

cc:	Douglas Neugold (ATMI, Inc.)

Patrick Shima (ATMI, Inc.)

David Ward (ATMI, Inc.)

Michael Grundei (Wiggin and Dana LLP)

Nudrat Salik (Securities and Exchange Commission)

Form 10-K for the Year Ended December 31, 2012

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response: We respectfully direct the Staff to our responses to the specific comments below and the proposed revised disclosure contained therein, and further advise the Staff that we will provide revised disclosure in accordance therewith in future filings, as applicable.

Financial Statements

Notes to the Financial Statements

Note 12. Stockholders’ Equity

Fair Value, page F-28

2.	We note your response to comment 9 in our letter dated August 27, 2013. ASC 718-10-55-37(a) indicates that entities should consider historical volatility over a period generally commensurate with the expected term of the share options. Your disclosure states that your expected volatility is based on the historical volatility of your common stock for a period shorter than the expected term of the options. In this regard, please address the following:

•	Please clarify in your disclosures if the sole factor causing you to use a shorter period is the exclusion of the historical volatility prior to publicly announcing the sale of the non-core businesses in October 23, 2003; and

•	Your disclosures on page F-28 indicate that the weighted average expected term of your options during 2012 was 7.87 years. Given that over eight years would have passed at the time of your 2012 option grants since publicly announcing the sale of the non-core businesses, it is not clear why this period prior to October 23, 2003 would continue to be excluded. Please clarify in your disclosures if you are continuing to use a shorter period for options you are currently granting. If there are other factors causing you to continue to use a historical period which is shorter than the expected term of your options, please expand your disclosures accordingly to discuss these factors.

Response: We appreciate the opportunity to add clarity to our disclosures related to our exclusion of the period before the public announcement of the sale of the non-core businesses for purposes of calculating expected volatility in conjunction with the valuation of stock options. The expected volatility calculation used to value 2012 stock options coincided with the expected term of those options, therefore, the entire period associated with the expected term was used to calculate expected volatility. In future filings, we will augment our disclosures as follows: “For awards granted in 2010 and 2011, expected volatility is based on the historical volatility of ATMI common stock for a period shorter than the expected term of the options. We have excluded the historical volatility prior to the public announcement regarding the sale of our non-core businesses in 2004, solely because those businesses that were sold represented a significant portion of ATMI’s consolidated business and were subject to considerable cyclicality associated with the semiconductor equipment industry, which drove increased volatility in ATMI’s stock price, which we did not believe would be representative of future expected volatility.”

Form 10-Q for the Period Ended June 30, 2013

Notes to the Financial Statements

Note 2. Basis of Presentation and Other Information

Income Taxes, page 9

3.	We note your response to comment 8 in our letter dated August 27, 2013. The uncertainty of the unrecognized tax benefits related to the timing of the deduction of certain acquired assets was resolved in the period ended June 30, 2013 as the Internal Revenue Service completed the audit of tax years 2010 and 2011. You expect to pay approximately $8.0 million. Please expand your disclosures to clarify the financial statement impact of this resolution during the six months ended June 30, 2013.

Response: We will augment our disclosures in future filings as follows: “At December 31, 2012, the Company had $27.0 million of unrecognized tax benefits related to the timing of deduction of the reacquired rights due to the Matheson contract termination. This uncertainty was resolved in the period ended June 30, 2013 as the Internal Revenue Service completed the audit of tax years 2010 and 2011, for which the Company expects to pay approximately $8.0 million (excluding interest). Except for interest expense associated with the timing of the payment, since it was an uncertainty related to the timing of the deduction, the reversal of the $27.0 million of unrecognized tax benefits in 2013 had no impact on the income statement or on our effective tax rate because it was only a temporary difference. The Company accrued approximately $0.1 million for interest expense related to that period, to account for the delay of the related tax payment to the Internal Revenue Service, and will continue to accrue interest expense until the payment is made. The reversal also resulted in a reclassification between taxes payable and deferred taxes on the balance sheet, to properly reflect in deferred tax assets the future amortization tax effect of the reacquired rights.”

3